April 12, 2022

Via Edgar Transmission Ms. Laura Crotty Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences Washington, D.C. 20549

Re:	Agape ATP Corp (the “Company”) Registration Statement on Form S-1 Filed July 20, 2020 File No. 333-239951

Dear Ms. Crotty:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 3, 2020 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form S-1 filed July 20, 2020

Cover Page
1.	Revise to complete your fee table in the next amendment.
Response: We respectfully advise the Staff that we have attached the calculation of filing fee tables in exhibit 107.
2.	Please revise the cover page of the registration statement to include the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02. Additionally, please disclose the price of the securities, or the method by which the offering price will be determined, in accordance with Item 501(b)(3).

Response: We respectfully advise the Staff that we have revised the cover page to reflect the number of shares offered and the price of the securities.
Underwriting, page 103
3.

We note your disclosure on page 103 that the Underwriting Agreement provides that the obligation of the underwriter to arrange for the offer and sale of shares is on a best efforts basis. However, the cover page indicates that the offering is to be made on a firm commitment basis. Please reconcile these statements and revise your disclosure accordingly. In the event the offering is to be on a best efforts basis, please provide the disclosure required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. In the event the offering is to be on a firm commitment basis, name the underwriter in the next amendment.

Response: We respectfully advise the Staff that we have removed the disclosure on page 86 under the Underwriting section and reconciled the disclosure on the Cover Page and page 7 to disclose that the offering is to be on a firm commitment basis. The underwriter has been named as Prime Number Capital, LLC on page 86.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Agape ATP Corporation

1705-1708, Level 17, Tower 2, Faber Towers

Jalan Desa Bahagia, Taman Desa
Kuala Lumpur, Malaysia

(Postal Code: 58100)

+(60) 192230099

April 12, 2022

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated August 3, 2020, Agape ATP Corporation (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGAPE ATP CORPORATION

By:	/s/ How Kok Choong
How Kok Choong
Chief Executive Officer, Chief Operating Officer, Director, Chairman of the Board of Directors and Secretary (Principal Executive Officer)